UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 30, 2015

SIMMONS FIRST NATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Arkansas	0-6253	71-0407808
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

501 Main Street
Pine Bluff, AR

71601
(Address of principal executive offices)

(870) 541-1000

(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01  Other Events.

On February 27, 2015 Simmons First National Corporation (the “Company” ) completed its acquisitions of Community First Bancshares, Inc. (“Community First”) and Liberty Bancshares, Inc. (“Liberty”). Information regarding the completion of these transactions can be found on the Amendment No. 1 to the Company’s Current Report on Form 8-K that was filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2015.  This Current Report on Form 8-K is being filed to provide certain historical financial information of Community First Bancshares, Inc. and Liberty Bancshares, Inc., and certain pro forma financial information in connection with the completed acquisitions of Community First and Liberty.

Item 9.01  Financial Statements and Exhibits.

(a)	Financial statements of businesses acquired. The audited consolidated financial statements of Community First as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 are filed as Exhibit 99.1. The audited consolidated financial statements of Liberty as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 are filed as Exhibit 99.2.

(b)	Pro forma financial information. The unaudited pro forma combined condensed consolidated statement of income for the year ended December 31, 2014, giving effect to the Company’s acquisitions of Community First and Liberty, is filed as Exhibit 99.3. The pro forma is presented for comparative purposes only and is not necessarily indicative of the future financial position or results of operations of the combined company.

(c)	Exhibits

23.1	Consent of BKD, LLP with respect to the audited financial statements of Community First Bancshares, Inc.
23.2	Consent of Crowe Horwath, LLP with respect to the prior period audited financial statements of Community First Bancshares, Inc.

23.3	Consent of BKD, LLP with respect to the audited financial statements of Liberty Bancshares, Inc.

99.1	Audited consolidated financial statements of Community First Bancshares, Inc. as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014

99.2	Audited consolidated financial statements of Liberty Bancshares, Inc. as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014

99.3	Unaudited pro forma combined condensed consolidated statement of income for the year ended December 31, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 30, 2015	SIMMONS FIRST NATIONAL CORPORATION

/s/ Robert A. Fehlman
Robert A. Fehlman, Senior Executive Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of BKD, LLP with respect to the audited financial statements of Community First Bancshares, Inc.

23.2	Consent of Crowe Horwath, LLP with respect to the prior period audited financial statements of Community First Bancshares, Inc.

23.3	Consent of BKD, LLP with respect to the audited financial statements of Liberty Bancshares, Inc.

99.1	Audited consolidated financial statements of Community First Bancshares, Inc. as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014

99.2	Audited consolidated financial statements of Liberty Bancshares, Inc. as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014

99.3	Unaudited pro forma combined condensed consolidated statement of income for the year ended December 31, 2014